DXI Energy Provides AGSM Voting Results

VANCOUVER, BRITISH COLUMBIA, June 20, 2018 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado's Piceance Basin and the Peace River Arch region in British Columbia, today announced the results of its Annual General and Special Meeting of Shareholders held on June 20, 2018 at the Company’s Vancouver office.

The following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For	Votes Against	Votes Withheld
1.	Fix the number of directors to be elected at the Meeting at five (5).	Passed	98.15%	1.85%	0.00%
2.	To elect the following five (5) nominees to serve as directors of DXI for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the Business Corporations Act (B.C.) and by-laws of DXI:

	Robert Hodgkinson	Passed	95.62%	0.00%	4.38%
	Craig Sturrock	Passed	96.05%	0.00%	3.95%
	Ronnie Bozzer	Passed	96.36%	0.00%	3.64%
	A. Ross Gorrell	Passed	96.56%	0.00%	3.44%
	Stan Page	Passed	97.58%	0.00%	2.42%
3.	To approve the re-appointment of BDO Canada LLP, Chartered Professional Accountants, as auditors of DXI to hold office until the next annual meeting or until their successors are appointed and to authorize the Board of Directors to fix their remuneration as such.	Passed	94.14%	0.00%	5.86%
4.	To approve an ordinary resolution for the renewal of the Company’s stock option plan effective December 17, 2009 and amended January 6, 2012 and July 15, 2015 and the US Sub-Plan for a further three (3) years.	Passed	86.31%	13.69%	0.00%

CEO Commentary:

“We now have completed the integration of all new data secured from our successfully drilled b-B100E well with our existing 3D seismic Woodrush data utilizing award-winning interpretive software. This exciting merged 3D template indicates significant oil prospects in the Halfway and Montney and confirmed gas prospects in the Dunleavy/Gething that will now drive the next phase of our 2018 drilling program north of Fort St. John. The Woodrush production capability profile consists of both light gravity crude and natural gas that can be adjusted to commodity price fluctuations and we remain committed to efficiently ramping production and leveraging our $12mm infrastructure while building mutually beneficial relationships with our First Nation neighbors,” stated Robert L. Hodgkinson, Chairman and CEO.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado's Piceance Basin (24,407 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com